Exhibit 99.3

Airgas, Inc.
259 N. Radnor-Chester Road
Suite 100
Radnor, PA 19087-5283
News Release	www.airgas.com

Media Contact: Sarah Boxler sarah.boxler@airgas.com (610) 263-8260	Dan Katcher / Andrew Siegel / Joe Berg Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449	Investor Contact: Joseph Marczely joseph.marczely@airgas.com (610) 263-8277

FOR IMMEDIATE RELEASE

AIRGAS AMENDS STOCKHOLDER RIGHTS PLAN

RADNOR, PA – November 17, 2015 – Airgas, Inc. (NYSE: ARG) (“Airgas” or the “Company”), one of the nation’s leading suppliers of industrial, medical, and specialty gases, and related products, today announced that the Company has amended its stockholder rights plan.

The Amendment to the Rights Agreement modifies the existing terms of the rights agreement by lowering the beneficial ownership threshold for triggering the rights plan from 15% of the Company’s common stock to 10%. Any party that beneficially owns 10% or more of the Company’s common stock at the time of the public announcement of today’s amendment will not trigger the rights plan unless that party either (1), after the time of the public announcement of the amendment, increases its beneficial ownership of the Company’s common stock (other than as a result of an acquisition by the Company) to an amount equal to or greater than the greater of (x) 10% or (y) the sum of (i) the lowest beneficial ownership of such person as a percentage of the common stock as of any time from and after the time of the public announcement of the amendment plus (ii) 0.001% or (2) at any time while such person continues to have beneficial ownership of 10% or more of the Company’s common stock , exercises any unexercised options, conversion rights, exchange rights, rights, warrants or derivatives contract for shares of the Company’s common stock.

The Airgas Board deemed it prudent to amend the Rights Agreement in light of unusual trading activity in the Company’s stock over the last several trading days. Other changes to the Rights Agreement were made in connection with the transaction between Airgas and Air Liquide announced earlier today.

About Airgas, Inc.

Airgas, Inc. (NYSE: ARG), through its subsidiaries, is one of the nation’s leading suppliers of industrial, medical and specialty gases, and hardgoods, such as welding equipment and related products. Airgas is a leading U.S. producer of atmospheric gases with 16 air separation plants, a leading producer of carbon dioxide, dry ice, and nitrous oxide, one of the largest U.S. suppliers of safety products, and a leading U.S. supplier of refrigerants, ammonia products, and process chemicals. Approximately 17,000 associates work in more than 1,100 locations, including branches, retail stores, gas fill plants, specialty gas labs, production facilities and distribution centers. Airgas also markets its products and services through e-Business, catalog and telesales channels. Its national scale and strong local presence offer a competitive edge to its diversified customer base. For more information, please visit www.airgas.com.

Additional Information and Where to Find it

Airgas intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement in connection with the contemplated transactions. The definitive proxy statement will be sent or given to Airgas stockholders and will contain important information about the contemplated transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE. Investors and security holders may obtain a free copy of the proxy statement (when it is available) and other documents filed with the SEC at the SEC’s website at www.sec.gov.

Certain Information Concerning Participants

Airgas and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Airgas investors and security holders in connection with the contemplated transactions. Information about Airgas’ directors and executive officers is set forth in its proxy statement for its 2015 Annual Meeting of Stockholders and its most recent annual report on Form 10-K. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the proxy statement that Airgas intends to file with the SEC.